Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
October 16, 2009

3.	News Release
October 16, 2009 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. announced the final results of its modified “Dutch Auction” tender offer to purchase for cancellation up to US$27.5 million of its common shares (the “Offer”), which expired at 5:00 p.m. (Eastern time) on October 13, 2009. Cardiome has accepted 6,470,588 of its common shares for purchase and cancellation at a purchase price of US$4.25 per share (the “Purchase Price”), for an aggregate purchase price of US$27.5 million. The purchased shares represent approximately 9.7% of the outstanding common shares of the Company as of October 13, 2009. Following the cancellation of the common shares purchased under the Offer, 60,163,885 common shares of the Company will remain issued and outstanding.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
October 19, 2009

Per:	/s/ "Curtis Sikorksy"
Curtis Sikorksy,
Chief Financial Officer

Schedule "A"

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME PHARMA CORP. ANNOUNCES

FINAL RESULTS OF TENDER OFFER

Vancouver, Canada, October 16, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) (“Cardiome” or the “Company”) announced the final results of its modified “Dutch Auction” tender offer to purchase for cancellation up to US$27.5 million of its common shares (the “Offer”), which expired at 5:00 p.m. (Eastern time) on October 13, 2009. Cardiome has accepted 6,470,588 of its common shares for purchase and cancellation at a purchase price of US$4.25 per share (the “Purchase Price”), for an aggregate purchase price of US$27.5 million. The purchased shares represent approximately 9.7% of the outstanding common shares of the Company as of October 13, 2009. Following the cancellation of the common shares purchased under the Offer, 60,163,885 common shares of the Company will remain issued and outstanding.

Based on the final report of the Depository, 7,209,211 common shares were properly tendered to the Offer at or below the Purchase Price. Subject to certain limited exceptions described in the offer to purchase and issuer bid circular for the Offer filed with securities regulatory authorities in Canada and the United States on September 1, 2009, shareholders who tendered their common shares to the Offer at a price equal to or less than the Purchase Price will have approximately 90% of their deposited common shares purchased by the Company. Payment for all common shares accepted for purchase under the Offer will be carried out promptly by the Depository. Because the paid up capital per common share exceeds the Purchase Price, shareholders will not be deemed to receive a dividend upon payment for their common shares.

Common shares tendered to the Offer but not purchased, including common shares deposited at prices greater than the Purchase Price and common shares not purchased because of pro-ration or because the tendering shareholder’s minimum conditional tender conditions were not met, will be returned to shareholders as promptly as possible.

Oppenheimer & Co. and Canaccord Capital Corporation (the “Dealer Managers”) served as dealer managers for the Offer in the United States and Canada, respectively, and Computershare Investor Services, Inc. (the “Depository”) acted as depository.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we, together with our collaborative partners, may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.